Exhibit 2(e)

FORM OF

DIVIDEND REINVESTMENT PLAN

OF

APOLLO SENIOR FLOATING RATE FUND INC.

Apollo Senior Floating Rate Fund Inc., a Maryland corporation (the “Fund”), hereby adopts the following plan (the “Plan”) with respect to net investment income dividends and capital gains distributions declared by its Board of Directors on shares of its Common Stock:

1. Unless a shareholder specifically elects to receive Common Stock of the Fund as set forth below, all net investment income dividends and all capital gains distributions hereafter declared by the Board of Directors shall be payable in cash.

2. Such net investment income dividends and capital gains distributions shall be payable on such date or dates as may be fixed from time to time by the Board of Directors to shareholders of record at the close of business on the record date(s) established by the Board of Directors for the net investment income dividend and/or capital gains distribution involved.

3. A shareholder may elect to receive net investment income dividends and capital gains distributions in Common Stock of the Fund. To exercise this option, such shareholder must notify the BNY Mellon Investment Servicing (US) Inc., the plan administrator and the Fund’s transfer agent and registrar (the “Plan Administrator”), in writing so that such notice is received by the Plan Administrator not less than 10 days prior to the record date fixed by the Board of Directors for the net investment income dividend and/or capital gains distribution involved.

4. The Plan Administrator will set up an account for shares acquired pursuant to the Plan for each shareholder that elects to receive Common Stock of the Fund (each a “Participant”). The Plan Administrator may hold each Participant’s shares, together with the shares of other Participants, in non-certificated form in the Plan Administrator’s name or that of its nominee.

5. The shares are acquired by the Plan Administrator for a Participant’s account, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized shares of Common Stock from the Fund (“Newly Issued Shares”) or (ii) by purchase of outstanding shares of Common Stock on the open market (“Open-Market Purchases”) on the New York Stock Exchange, Inc. or elsewhere. If, on the dividend payment date, the net asset value per share of the Common Stock is equal to or less than the market price per share of the Common Stock plus estimated brokerage commissions (such condition being referred to as “Market Premium”), the Plan Administrator will invest the dividend amount in Newly Issued Shares on behalf of the Participant. The number of Newly Issued Shares of Common Stock to be credited to the Participant’s account will be determined by dividing the dollar amount of the dividend by the net asset value per share on the date the shares are issued, unless the net asset value is less than 95% of the then current market price per share, in which case the dollar amount of the dividend will be divided by 95% of the then current market price per share. If on the dividend payment date the net asset value per share is greater than the market value (such condition being referred to as “Market Discount”), the Plan Administrator will invest the dividend amount in shares acquired on behalf of the Participant in Open-Market Purchases.

6. The Plan Administrator will confirm to each Participant each acquisition made pursuant to the Plan as soon as practicable but not later than 10 business days after the date thereof. Each Participant may from time to time have an undivided fractional interest (computed to three decimal places) in a share of Common Stock of the Fund. Dividends and distributions on fractional shares will be credited to each Participant’s account. In the event of termination of a Participant’s account under the Plan, the Plan Administrator will adjust for any such undivided fractional interest in cash at the market value of the Fund’s shares at the time of termination.

7. The Plan Administrator will forward to each Participant any Fund related proxy solicitation materials and each Fund report or other communication to shareholders, and will vote any shares held by it under the Plan in accordance with the instructions set forth on proxies returned by Participants to the Fund.

8. In the event that the Fund makes available to its shareholders rights to purchase additional shares or other securities, the shares held by the Plan Administrator for each Participant under the Plan will be added to any other shares held by the Participant in calculating the number of rights to be issued to the Participant.

9. The Plan Administrator’s service fee, if any, and expenses for administering the Plan will be paid for by the Fund.

10. Each Participant may terminate the Participant’s account under the Plan by so notifying the Plan Administrator via the Plan Administrator’s website at www.bnymellon.com/shareowner, by filling out the transaction request form located at the bottom of the Participant’s Statement and sending it to the Plan Administrator at P.O. Box 358035, Pittsburgh, PA 15252-8035 or by calling the Plan Administrator at 800-331-1710. Such termination will be effective immediately if the Participant’s notice is received by the Plan Administrator at least 2 days prior to any dividend or distribution record date; otherwise, such termination will be effective only with respect to any subsequent dividend or distribution. The Plan may be terminated by the Fund upon notice in writing mailed to each Participant at least 30 days prior to any record date for the payment of any dividend or distribution by the Fund. If a Participant elects by the Participant’s written notice to the Plan Administrator in advance of termination to have the Plan Administrator sell part or all of the shares held by the Plan Administrator in the Participant’s account and remit the proceeds to the Participant, the Plan Administrator is authorized to deduct a $15 transaction fee plus a 5¢ per share brokerage commission from the proceeds.

11. These terms and conditions may be amended or supplemented by the Fund at any time but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by mailing to each Participant appropriate written notice at least 30 days prior to the effective date thereof. The amendment or supplement shall be deemed to be accepted by each Participant unless, prior to the effective date thereof, the Plan Administrator receives written notice of the termination of the Participant’s account under the Plan. Any such amendment may include an appointment by the Plan Administrator in its place and stead of a successor agent under these terms and conditions, with full power and authority to perform all or any of the acts to be performed by the Plan

Administrator under these terms and conditions. Upon any such appointment of any agent for the purpose of receiving dividends and distributions, the Fund will be authorized to pay to such successor agent, for each Participant’s account, all dividends and distributions payable on shares of the Fund held in the Participant’s name or under the Plan for retention or application by such successor agent as provided in these terms and conditions.

12. The Plan Administrator will at all times act in good faith and use its best efforts within reasonable limits to ensure its full and timely performance of all services to be performed by it under this Plan and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by the Plan Administrator’s negligence, bad faith, or willful misconduct or that of its employees or agents.

13. These terms and conditions shall be governed by applicable federal securities laws and the laws of the State of New York.